UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:  BlackRock Fixed Income Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):  100 Bellevue Parkway, Wilmington, Delaware 19809

Telephone Number (including area code):  (800) 441-7762

Name and address of agent for service of process:  Brian Kindelan, Esq., 100 Bellevue Parkway, Wilmington, Delaware 19809

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of May, 2007.

BlackRock Fixed Income Trust
(Name of Registrant)

		By:	/s/ Donald C. Burke
Donald C. Burke
President

Attest:	/s/ Brian Kindelan
Brian Kindelan
Trustee